ENVVENO MEDICAL CORPORATION

70 Doppler

Irvine, California 92618

August 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Jane Park

Re:	enVVeno Medical Corporation
Registration Statement on Form S-3
Filed July 31, 2023, as amended
File No. 333-273546

Dear Ms. Park:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, enVVeno Medical Corporation, hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Wednesday, August 23, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert Berman
Robert Berman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP